

SEC
Mail Processing
Section

MAR 01 2019

Washington DC
410

SI 19006477

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-39590

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

MM/DD/YY	MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cutter and Company Brokerage, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15415 Clayton Road

	FIRM I.D. NO.

(No. and Street)

Ballwin	**MO**	**63011**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deborah Castiglioni 636-537-8770

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt & Patterson, LLC

(Name – *if individual, state last, first, middle name*)

260 Chesterfield Industrial Blvd	**Chesterfield**	**MO**	**63005**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William L Meyer _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cutter and Company Brokerage, Inc. _____ , as of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cutter and Company Brokerage Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cutter and Company Brokerage, Inc. ("The Company") as of December 31, 2018, the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cutter and Company Brokerage, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cutter and Company Brokerage, Inc.'s management. Our responsibility is to express an opinion on Cutter and Company Brokerage, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cutter and Company Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information on pages 17-18 has been subjected to audit procedures performed in conjunction with the audit of Cutter and Company Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of Cutter and Company Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 17-18 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
We have served as Cutter and Company Brokerage, Inc.'s auditor since 2003.
Chesterfield, MO
February 28, 2019

260 CHESTERFIELD BUSINESS PKWY
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101



HOLT & PATTERSON, LLC

CERTIFIED

PUBLIC

ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cutter and Company Brokerage, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cutter and Company Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cutter and Company Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) and (2) Cutter and Company Brokerage, Inc. stated that Cutter and Company Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cutter and Company Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cutter and Company Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC
Chesterfield, MO
February 28, 2019

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101

CUTTER AND COMPANY BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
For the Year Ended December 31, 2018

ASSETS

CURRENT ASSETS

Cash	$	556,638
Marketable Securities Owned, at Market Value		117,532
Accounts Receivable		613,480
Note Receivable - Short Term		1,667
Broker Advances		31,179
Prepaid Expenses		35,937
TOTAL CURRENT ASSETS		1,356,433

FIXED ASSETS

Furniture, Fixtures & Improvements	233,825
Accumulated Depreciation	(187,943)
TOTAL FIXED ASSETS	45,882

OTHER ASSETS

Deposits	154,793
Goodwill	19,111
TOTAL OTHER ASSETS	173,904

TOTAL ASSETS	$	1,576,218

See Independent Auditors' Report and Notes to the Financial Statements

CUTTER AND COMPANY BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
For the Year Ended December 31, 2018

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$	18,666
Accrued Wages and Commissions		481,693
401(k) Payable		50,000
Federal and State Income Tax Payable		-
TOTAL CURRENT LIABILITIES		550,359

LONG TERM LIABILITIES

Deferred Tax Liability	903
TOTAL LONG TERM LIABILITIES	903
TOTAL LIABILITIES	551,262

STOCKHOLDERS' EQUITY

Common Stock, $1 par value, 30,000 shares authorized, 5,333 shares issued and outstanding	5,333
Additional Paid-in Capital	124,515
Retained Earnings-C Corp	847,970
Accumulated Other Comprehensive Income	38,088
Current Earnings	9,050
TOTAL STOCKHOLDERS' EQUITY	1,024,956

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,576,218

CUTTER AND COMPANY BROKERAGE, INC.
STATEMENT OF COMPREHENSIVE INCOME
For the Year Ended December 31, 2018

	2018	%
INCOME		
Commission Income	$ 5,080,945	39.15
Advisory Fee Income	7,889,337	60.79
Dividend Income	2,818	0.02
Interest Income	5,072	0.04
TOTAL INCOME	12,978,172	100.00
OPERATING EXPENSES		
Advertising	3,848	0.03
Leads	20,759	0.16
Auto and Mileage Reimbursement	82	0.00
Bank Charges	70	0.00
Charitable Contributions	3,263	0.03
Club Dues	13,041	0.10
Clearing Charges and Exchange Fees	571,627	4.40
Outside Broker Commission	9,265,310	71.39
Amortization Expense	889	0.01
Depreciation Expense	6,683	0.05
NASD Dues/fees	19,760	0.15
Dues and Subscriptions	22,489	0.17
HRA Expenses	7,060	0.05
401(k) Expenses	108,905	0.84
Promotions	7,380	0.06
Insurance	99,614	0.77
Interest Expense	1,364	0.01
Accounting and Audit Fees	25,037	0.19
Legal and Consulting fees	78,220	0.60
Licenses Expense	1,300	0.01
Business Meeting	4,671	0.04
Compliance Meeting Exp	876	0.01
Meals and Entertainment	5,734	0.04
Miscellaneous Expense	880	0.01
Office Expense	27,313	0.21
Private Space Airways	23,892	0.18
Payroll Taxes	109,968	0.85
Payroll Services	3,625	0.03
Postage and Delivery	10,570	0.08
Registration Fees	36,787	0.28
Rent Expense	215,000	1.66
Repairs and Maintenance	103,463	0.80
Docusign Expense	12,230	0.09
Repairs and Maint Email	18,877	0.15
Salaries	2,034,535	15.68
Office Supplies	15,048	0.12
De Minimis Fringes	5,791	0.04
Copier Contract expense	9,245	0.07
Phone and Communication	28,231	0.22
Travel	10,792	0.08
Training and Professional Development	14,733	0.11
Recruitment	22,098	0.17
Outside Consulting	18,715	0.14

See Independent Auditors' Report and Notes to the Financial Statements

CUTTER AND COMPANY BROKERAGE, INC.
STATEMENT OF COMPREHENSIVE INCOME
For the Year Ended December 31, 2018

	2018	%
Other Taxes	$ 2,242	0.02
TOTAL OPERATING EXPENSES	12,992,014	100.11
INCOME (LOSS) FROM OPERATIONS	(13,842)	(0.11)
OTHER INCOME		
Miscellaneous Income	34,357	0.26
TOTAL OTHER INCOME	34,357	0.26
INCOME BEFORE TAXES	20,515	0.16
INCOME TAX		
Federal Income Tax Expense	7,355	0.06
State Income Tax Expense	2,090	0.02
Deferred Federal Income Tax Expense (Benefit)	1,443	0.01
Deferred State Income Tax Expense (Benefit)	577	0.00
TOTAL INCOME TAX	11,465	0.09
NET INCOME	9,050	0.07
OTHER COMPREHENSIVE INCOME		
Unrealized Gains on Equity Securities	73,105	0.01
Deferred Tax Effect of Unrealized Gain	(16,848)	(0.00)
OTHER COMPREHENSIVE INCOME	56,257	0.01
TOTAL COMPREHENSIVE INCOME	$ 65,307	0.08

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE AT DECEMBER 31, 2017	$ 5,333	$ 124,515	$ 847,970	$ (18,169)	$ 959,649
COMPREHENSIVE INCOME					
Net Income			9,050		9,050
Other Comprehensive Income				56,257	56,257
TOTAL COMPREHENSIVE INCOME					65,307
BALANCE AT DECEMBER 31, 2018	$ 5,333	$ 124,515	$ 857,020	$ 38,088	$ 1,024,956

CUTTER AND COMPANY BROKERAGE, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOW FROM OPERATING ACTIVITIES:		
Net Income	$	9,050
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Depreciation and Amortization		7,572
Deferred Income Tax Expense (Benefit)		2,020
Decrease (Increase) in Accounts Receivable		2,387
Decrease (Increase) in Prepaid Expenses		2,911
Decrease (Increase) in Deposit		23,431
Increase (Decrease) in Accounts Payable		(1,785)
Increase (Decrease) in Accrued Expenses		12,342
Increase (Decrease) in Corporate Income Tax Payable		(4,131)
Total Adjustments		44,747
NET CASH PROVIDED BY OPERATING ACTIVITIES		53,797
CASH FLOWS FROM INVESTING ACTIVITES:		
Broker Advances Decrease (Increase)		(21,144)
Notes Receivable Decrease (Increase)		8,333
Purchase of Fixed Assets		(14,114)
Acquisition of Goodwill		(20,000)
NET CASH USED IN INVESTING ACTIVITIES		(46,925)
CASH FLOWS FROM FINANCING ACTIVITES:		
Proceeds from investments sold		-
NET CASH USED IN FINANCING ACTIVITIES		-
NET INCREASE IN CASH AND CASH EQUIVALENTS		6,872
CASH AND CASH EQUIVALENTS, beginning of year		549,766
CASH AND CASH EQUIVALENTS, end of year	$	556,638
Supplemental Disclosure:		
Interest Paid	$	1,364
Corporate Income Tax Paid	$	20,944

See Independent Auditors' Report and Notes to the Financial Statements

8

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations:

Cutter and Company Brokerage, Inc. (the Company) is a broker/dealer and was formed for the purpose of trading and dealing in stocks, bonds and all other securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company has a MSRB membership and has an Insurance license in several states. The Company does not hold funds or securities for customers, owe money for securities to customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3 under the K(2)(ii) exemption.

Accounting Method:

The accrual method of accounting is utilized by recognizing income when earned and expenses when incurred. For income tax purposes, the Company reports under the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At times throughout the year, the Company may maintain certain bank accounts in excess of the FDIC insured limits.

Cash Equivalents:

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

See independent auditors' report

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Securities Segregated Under Federal and Other Regulations

No cash has been segregated in a special account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds, and accordingly, no reserve account is required.

Accounts Receivable:

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2018. Bad debt expense at December 31, 2018 was $-0.

Advertising Costs:

Non-direct-response advertising costs are expensed in the year incurred. The Company incurred $3,848 in non-direct response advertising costs during the period ended December 31, 2018. The Company did not incur any direct-response advertising costs during the period ended December 31, 2018.

Marketable Securities:

Marketable securities are stated at market value. Market value and cost at December 31, 2018, was as follows:

	2018
Cost	$ 60,302
Market Value	$ 57,230

Property and Equipment:

Depreciation of property and equipment is provided for in the financial statements using the straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.

See independent auditors' report

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense charged to operations for the year ended December 31, 2018 and was $6,683.

Property and equipment are summarized by the major classifications as follows:

Useful Lives for Purposes of:

Classification	Depreciation
Furniture &	5-7 years
Equipment	5-7 years
Improvements	39 years
Computers	5 years

The Company has not recorded depreciation in accordance with generally accepted accounting principles. The effects of this departure from generally accepted accounting principles are not material.

Goodwill:

On April 18, 2018, the Company entered into an Asset Assignment Agreement with another broker/dealer. Under the terms of the agreement, the Company was assigned certain customer accounts, furniture and equipment. As part of the assignment, the Company allocated $20,000 to Goodwill. The Company will amortize this Goodwill over 15 years. For the year ended December 31, 2018, the Company recorded amortization expense of $889. The Company has not recorded amortization in accordance with generally accepted accounting principles. The effect of this departure from generally accepted accounting principles is not material.

Recognition of Revenues:

Commissions, principal transactions, and related clearing expenses are recorded on a settlement date basis, which does not materially differ from trade-date basis. Interest participation fees consist of interest sharing programs with First Clearing and RBC and are recorded each month, as earned.

Asset management and service fees are charged to clients quarterly in arrears based on a percentage of the asset value. These fees along with mutual fund trails, annuity trails, and IRA fees are estimated and accrued each month by management based on historical trends of prior cash flows of actual amounts received.

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2017. Management has adopted this standard to which there was no significant impact to its financial position, results of operations and related disclosures.

See independent auditors' report

NOTE 2: RETIREMENT PLAN

At the beginning of 2006, the Company elected to adopt a safe harbor plan for the Company match and still maintain the discretionary profit sharing plan contributions for all eligible employees. With this plan, the Company match changed to match 100% of the first 3% withheld and 50% of the next 4th and 5th percent elected to defer. For the year ended December 31, 2018, the Company elected to contribute an overall percentage of 5.50% of gross wages to the plan. The employer match, profit sharing plan contribution and fees charged to operations for the years ended December 31, 2018 was $108,905.

NOTE 3: DEFERRED TAXES:

The Company has adopted FASB Accounting Standards Codification 740-10, Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. The items resulting in deferred taxes are as follows:

	2018
Depreciation	($24,102)
Capital Loss (expires 2020 and 2021)	77,040
Other Comprehensive Income	(57,230)
Attributable to Unrealized Holding Losses on Securities	
Total	$(4,292)

In 2017 the Company elected to change its method of presenting deferred income tax assets and liabilities from current and noncurrent to be netted as noncurrent on the balance sheet in accordance with FASB ASU 2015-17. While the presentation of deferred tax assets and liabilities will be affected by this ASU, the methodology of the calculation of deferred tax assets and liabilities has not changed. At December 31, 2018, the Company had total long-term deferred tax liability of $903.

CUTTER AND COMPANY BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2018

NOTE 4: INCOME TAXES

The Company implemented FASB Accounting Standards Codification 740-10, Income Taxes. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expense. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2018.

The federal and state income tax returns for the Corporation for 2015, 2016, 2017 and 2018 are subject to examination by the respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2018 was $ -.

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Future aggregate annual copier lease at December 31, 2018, is approximately

2019	7,516
2020	7,516
Total	$ 15,032

The Company has a month to month lease for the office space that it occupies. The lease was renewed May 2016 and calls for monthly rent payments of $17,916.66 on a month to month basis.

Rent expense charged to operations for the year ended December 31, 2018, was $215,000.

In February 2016, the FASB issued amended guidance for the treatment of leases. The guidance requires lessees to recognize a right-to-use asset and a corresponding lease liability for all operating and finance leases with lease terms greater than one year. The guidance also requires both qualitative and quantitative disclosures regarding the nature of the entity's leasing activities. The guidance will initially be applied using a modified retrospective approach. The amendments in the guidance are effective for fiscal years beginning after December 15, 2018. Management is evaluating the impact of the amended lease guidance on the entity's financial statements.

See independent auditors' report

13

NOTE 5: COMMITMENTS AND CONTINGENCIES (continued)

In the normal course of business, the Company is party to litigation and arbitration actions involving their broker activities. It is management's opinion that sufficient reserves have been provided for the financial statements and that errors and omission insurance coverage is adequate to provide for any significant judgments resulting from said litigation or arbitration.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company leases the building from Cutter & Company Real Estate Holding, LLC which is owned by the stockholders. See Note 5.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1500% of net capital. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's net capital would fail to exceed 120% of the minimum dollar amount required. At December 31, 2018, the Company had the following allowable net capital of $532,414, respectively, which was $482,414 in excess of the minimum required. The percentage of aggregate indebtedness to net capital at December 31, 2018 was 103%.

NOTE 8: SIGNIFICANT CONCENTRATIONS

Generally accepted accounting principles require disclosure of current vulnerabilities due to certain concentrations. Those matters include the following:

Major Brokers

The Company has one broker that makes up 22% respectively, during 2018 of the total outside broker commission paid out. While this is a significant concentration, it is less of a concern because the Company only retains eight percent of the brokers' gross revenues.

NOTE 9: FAIR VALUE MEASUREMENT

Included in the financial statements are certain financial instruments carried at fair value. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale. FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market rates and volatilities, spreads and yield curves. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018.

Common stocks, corporate bonds, and U.S. government bonds and securities – Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – Valued at the net asset value (NAV) of shares held by the Company at year-end.

See independent auditors' report

NOTE 9: FAIR VALUE MEASUREMENT (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Company's assets at fair value:

	12/31/2018	Quoted Prices in Activate Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description				
Trading securities				
Equity securities	$ 117,532	$ 117,532	$ -0-	$ -0-
Total trading securities	117,532	117,532	-0-	-0-
Private equity investments	-0-	-0-	-0-	-0-
Total	$ 117,532	$ 117,532	$ -0-	$ -0-

NOTE 10: DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through February 28, 2019, the date of the management representation letter and the date the financial statements were available to be issued.

See independent auditors' report

Cutter and Company Brokerage, Inc.
COMPUTATION OF NET CAPITAL
As of December 31, 2018

Net Capital Computation:

Stockholders' Equity	$ 1,024,956
Deduction and/or charges	
Total Stockholders' Equity Qualified for Net Capital	1,024,956
Less: Non-allowable Assets:	
Property and Equipment	45,882
Other Assets	58,256
Accounts Receivable	331,420
Prepaid Expenses	35,937
Haircut on Securities	20,698
Other Deductions	349
Subtotal	492,542
Net Capital	**$ 532,414**

Cutter and Company Brokerage, Inc.
COMPUTATION OF NET CAPITAL REQUIREMENT
As of December 31, 2018

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	36,708
Minimum Dollar Net Capital Required	$	50,000
Net Capital Requirement (Greater of the Above)	$	50,000
Excess Net Capital	$	482,414
Percentage of Aggregate Indebtedness to Net Capital		103%

SCHEDULE OF AGGREGATE INDEBTEDNESS

Account Payable	$	18,666
Income Taxes Payable		
Accrued Expenses		531,693
		550,359

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	532,414
Net Audit adjustments	$	-
	$	532,414

There are no material difference between the net capital calculation compared to the broker/dealer's Part II of form X-17A-5(a).



CUTTER & COMPANY
The Opportunity You Deserve

EXEMPTION REPORT
SEC Rule 17a5(d)(4)

15415 Clayton Road • Ballwin, MO 63011 • Member FINRA, SIPC

<u>Cutter and Company Brokerage, Inc.</u>

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

* <u>Cutter and Company Brokerage, Inc.</u> is a broker/dealer registered with the SEC and FINRA.
* <u>Cutter and Company Brokerage, Inc.</u> claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2018.
* <u>Cutter and Company Brokerage, Inc.</u> is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

* <u>Cutter and Company Brokerage, Inc.</u> *has met* the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2018 through December 31, 2018 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

<u>William L. Meyer</u>
<u>President, Cutter and Company Brokerage, Inc.</u>

phone: 636 537-8770 • fax: 636 537-8779 • www.cutterco.com



HOLT &
PATTERSON,
LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON
PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

ACCOUNTANTS

Board of Directors of Cutter and Company Brokerage, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Cutter and Company Brokerage, Inc. and the SIPC, solely to assist you and SIPC in evaluating Cutter and Company Brokerage, Inc.'s compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2018, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Cutter and Company Brokerage, Inc.'s management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Cutter and Company Brokerage, Inc. for the year ended December 31, 2018 to the total revenues in Cutter and Company Brokerage, Inc.'s audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Cutter and Company Brokerage, Inc. for the year ended December 31, 2018 to Cutter and Company Brokerage, Inc.'s trial balance, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Cutter and Company Brokerage, Inc. for the year ended December 31, 2018 and in the related schedules and supporting work papers, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Cutter and Company Brokerage, Inc.'s compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Cutter and Company Brokerage, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC
Chesterfield, MO
February 28, 2019
260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
11*11*******2243*******************MIXED AADC 220
39590   FINRA    DEC
CUTTER & CO BROKERAGE INC
D/B/A CUTTER & COMPANY INC
15415 CLAYTON RD
BALLWIN, MO 63011-3125
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _13,515_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_6,584_)

   _7/24/2018_
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _6,931_

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐ $ _6,931_
      Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cutter & Co. Brokerage Inc
(Name of Corporation, Partnership or other Organization)

[Authorized Signature]
(Authorized Signature)

Dated the _31_ day of _January_, 20 _19_.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __13,012,529__

2b. Additions:
- (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

- (2) Net loss from principal transactions in securities in trading accounts. _____

- (3) Net loss from principal transactions in commodities in trading accounts. _____

- (4) Interest and dividend expense deducted in determining item 2a. _____

- (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

- (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

- (7) Net loss from securities in investment accounts. _____

    Total additions _____

2c. Deductions:
- (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. __2,812,017__

- (2) Revenues from commodity transactions. _____

- (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. __525,982__

- (4) Reimbursements for postage in connection with proxy solicitation. _____

- (5) Net gain from securities in investment accounts. _____

- (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

- (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

- (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    __Rental & Other Income__ __651,306__

    (Deductions in excess of $100,000 require documentation)

- (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ __1,364__

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ __12,943__

    Enter the greater of line (i) or (ii) __12,943__

    Total deductions __4,002,248__

2d. SIPC Net Operating Revenues $ __9,010,281__

2e. General Assessment @ .0015 $ __13,515__

(to page 1, line 2.A.)

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